November 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249
Mail Stop 4561

Re:
INX Inc. Registration Statement on Form S-3, Filed October 11, 2007 (File No. 333-146632), and Registration Statement on Form S-3, Filed October 15, 2007 (File No. 333-146710) (collectively, the “Registration Statements”)

Ladies and Gentlemen:

I am writing in relation to your letter dated November 9, 2007 (the “Staff Letter”) regarding the above-referenced Registration Statements of INX, Inc. (the “Company”).  In response to the comments set forth in the Staff Letter, we have been advised by the Company and, on behalf of the Company, hereby advise you as follows :

Comment:

General

1.
The basis for your eligibility to file these transactions on Form S-3 is not clear.  With respect to satisfaction of General Instruction I.A.3 of Form S-3, please refer to your Item 5.02 Form 8-K filed on April 2, 2007.  Please identify the specific subparagraph of Item 5.02 that pertains to the filing and provide us with a detailed legal analysis as to why you concluded that you were not required to provide appropriate disclosure pursuant to Item 1.01 of Form 8-K. Refer to Question 6 of the Division’s Form 8-K Frequently Asked Questions (Nov. 23, 2004).  Also advise us how you determined that you meet the float requirements of General Instruction I.B.1.

Response:

On April 2, 2007, the Company filed a Current Report on Form 8-K (File No. 001-31949) disclosing the material terms of the determination by its Compensation Committee to increase the compensation payable to Mr. James Long, the Company’s Chief Executive Officer (the “Modified Compensation Arrangements”).  The Company included the disclosure under Item 5.02 of Form 8-K in light of the changes to Form 8-K promulgated by the Securities and Exchange Commission in 2006 pursuant to SEC Release 33-8732A; 34-54302A which became effective with respect to reports on Form 8-K filed on or after November 7, 2006 (the “Amended Rules”). Paragraph (e) of Item 5.02 sets forth, in pertinent part, as follows:

"(e)  If the registrant enters into, adopts, or otherwise commences a material compensatory plan, contract or arrangement (whether or not written), as to which the registrant's principal executive officer, principal financial officer, or a named executive officer participates or is a party, or such compensatory plan, contract or arrangement is materially amended or modified, or a material grant or award under any such plan, contract or arrangement to any such person is made or materially modified, then the registrant shall provide a brief description of the terms and conditions of the plan, contract or arrangement and the amounts payable thereunder."

The Company agrees that, prior to the effective date of the Amended Rules, it would have been required to disclose the Modified Compensation Arrangements of its Chief Executive Officer under Section 1.01 of Form 8-K.  However, in light of the effective date of the Amended Rules and the date of the triggering event (March 6, 2007) requiring the filing of the Form 8-K, the Company believes that it set forth the relevant disclosures and filed its current 8-K appropriately under Item 5.02(e) of Form 8-K.  Additionally, the Company notes that Instruction 1 to Item 1.01 of Form 8-K specifically states, in relevant part, that "[a]n agreement involving the subject matter identified in Item 601(b)(10)(iii)(A) or (B) need not be disclosed under this Item."

The Company determined that it met the float requirement of General Instruction 1.B.1 to Form S-3 based on the following factors:

On the basis of a report provided to the Company by its transfer agent and registrar (American Stock Transfer) and a review of other materials and information in its possession, the Company concluded that it  had 7,358,450 shares of common equity outstanding as of September 21, 2007.  Following a review of the transfer agent's report and its books and records, the Company determined that affiliates of the Company (as such term is defined in Rule 405 of the Securities Act) held approximately 1,890,528 shares of its common equity.  Accordingly, the Company subtracted the 1,890,528 shares held by its affiliates from the aggregate outstanding amount of its equity securities, the 7,358,450 shares referenced above, and determined that 5,467,922 shares of its common equity were held by non-affiliates.  The closing price of the Company's common stock, as reported on the Nasdaq Global Market on September 24, 2007, was $14.60 per share.  Based on 5,467,922 shares of common equity held by non-affiliates and a closing price per share price of $14.60, the Company determined that the aggregate market value of its common equity held by non-affiliates as of September 24, 2007 was $77,644,492.

On the basis of the matters described above, and its review of and conclusion that it has satisfied the (X) Registrant Requirements (as such term is defined in the General Instructions to Form S-3) set forth in Sections I.A.1, I.A.2, I.A.3, I.A.5 and I.A.8 (being the only subsections of the Registrant Requirement applicable to the Company) and (Y) Transaction Requirements (as such term is defined in the General Instructions to Form S-3) set forth in Sections I.B.1 and I.B.3,  the Company determined that it was eligible to file the Registration Statements on Form S-3 with respect to (i) a primary offering of equity securities to be made by the Company as an issuer and (ii) an on-going offering on behalf of the Company of the warrants and common shares for which the warrants covered by Registration Statement 333-146632 may be exercised, as well as resales of such securities by the selling security holders named in Registration Statement 333-146632.

Comment:

2.
With respect to File No. 333-146632, please clarify the nature of the offering that you are seeking to register on behalf of the selling shareholders.  The prospectus cover page and the disclosure under the “This Offering” subsection of the summary should clearly identify the nature of the secondary offering.  In addition, the disclosure provided pursuant to Item 507 of Regulation S-K should provide a materially complete description of how the selling shareholders acquired the shares that you are seeking to register for resale on their behalf.

Response:

Disclosure has been added to the prospectus cover page and the disclosure under “This Offering” of  Registration Statement 333-146632 to address the Staff’s comment.  The additional language reads, respectively, as follows:   (i) “In addition to the sale of the securities referenced above by us, this prospectus covers resales by the holders of the representatives’ warrants who are identified in this prospectus as selling security holders of the shares of common stock and warrants issuable upon exercise of the representatives’ warrants and shares of common stock issuable upon exercise of the warrants underlying the representatives’ warrants.  Although we will receive proceeds in connection with the exercise of the representatives’ warrants and the underlying warrants by the holders of those warrants, we will not receive any proceeds from the resale of shares of common stock or the underlying warrants by the selling  security holders;”   and (ii) “In addition, we are registering for resale by the holders of the representatives’ warrants who are identified in this prospectus as selling security holders the shares of common stock and warrants issuable upon exercise of the representatives’ warrants and shares of common stock issuable upon exercise of the warrants underlying the representatives’ warrants.  Although we will receive proceeds in connection with the exercise of the representatives’ warrants and the underlying warrants by the holders of those warrants, we will not receive any proceeds from the resale of shares of common stock or the underlying warrants by the selling  security holders.”

In addition, in response to the Staff’s comment relating to disclosure pursuant to Section 507 of Regulation S-K, supplemental information has been added to Registration Statement 333-146632  as new second and third sentences to the introductory paragraph set forth under the caption “Selling Security Holders.”   Such supplemental disclosure reads as follows: “The securities included in the table set forth below which are being registered for resales pursuant to this registration statement were acquired by (i) the selling security holders who are registered broker-dealers as transaction-based compensation for the performance of investment banking or similar services and (ii) each of the selling security holders who are  affiliates of broker-dealers in the ordinary course of business.  The representatives’ warrants  were issued by the Company in a single transaction effected on May 7, 2004 in connection with our public offering of units on the same date.”

Comment:

Selling Security Holders, page 11

3.
It appears that Paulson Investment Company, Inc. is a registered broker-dealer.  Please identify in the table all selling shareholders that are broker-dealers or affiliates of broker-dealers.  If any selling shareholders are registered broker-dealers, they should be specifically named as underwriters in the prospectus, unless they acquired their shares as transaction-based compensation for the performance of investment banking or similar services.  With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business.

Response:

The Company hereby advises the Staff that the following entities or individuals who are named as selling security holders in its Registration Statement on Form S-3 (Reg. No. 333-146632) are  broker-dealers or affiliates of broker-dealers and corresponding disclosure has been added to the footnotes to the selling security holder table.

Gary Cohee (broker-dealer)
Glen Davis (broker-dealer)
Trent Davis (Affiliate of broker-dealer)
Daniel Guilfoile (Affiliate of broker-dealer)
Scott Hamersly (Affiliate of broker-dealer)
Barbara James (Affiliate of broker-dealer)
Margaret Maxfield (Affiliate of broker-dealer)
Michael Maxfield (Affiliate of broker-dealer)
Chester Paulson (Affiliate of broker-dealer)
Erick Paulson (Affiliate of broker-dealer)
Paulson Investment Company, Inc. (broker-dealer)
John Paulson (Affiliate of broker-dealer)
Bradley Reifler (Affiliate of broker-dealer)

Based on information furnished by them to the Company, each of the broker-dealers identified above acquired the securities held by them and registered for resale as transaction-based compensation for the performance of investment banking or similar services and each of the affiliates of broker-dealers identified above acquired the securities to be resold in the ordinary course of business.  Disclosure to this effect has been added to the prospectus.

Pursuant to our telephone discussion on November 19, 2007, we note that the Company has increased the number of shares of common stock to be registered pursuant to its Registration Statement on Form S-3 (Reg. No. 333-146632) by 75,000 to include shares of common stock issued by the Company pursuant to the exercise of the underwriters’ over-allotment option relating to the Company’s May 2004 public offering of units.

We hope this information is helpful to the Staff in its review of the Registration Statements and responsive to the comments contained in the Staff Letter.  We are available at your convenience to discuss any of the information contained herein and can be reached as follows: Sharon Ferko, telephone (212) 351-3701, email sferko@ebglaw.com and Christopher Locke, telephone (212) 351-4605, email clocke@ebglaw.com.

Sincerely,
/s/ Sharon L. Ferko

Attention:

Katherine Wray
Jay Ingram

cc:	James Long
Brian Fontana
Larry Lawhorn